Exhibit 99.2

OKEANIS ECO TANKERS CORP.: MANDATORY NOTIFICATION OF TRADE

1	Details of the primary insider / person closely associated
a)	Name	Hospitality Assets Corp.
2	Reason for the notification
a)	Position/status	Legal person closely associated with Themistoklis Alafouzos, Advisor to Okeanis Eco Tankers Corp.
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer
a)	Name	Okeanis Eco Tankers Corp.
b)	LEI	213800U35RCYXTKVEM65
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Common Shares ISIN: MHY641771016
b)	Nature of the transaction	Donation/gift

c)	Price(s) and volume(s)	Price(s) in NOK	Volume(s)
		N/A	556,500

d)	Aggregated information
	- Aggregated volume	556,500 shares
	- Price	N/A
e)	Date of the transaction	2024-11-13
f)	Place of the transaction	Outside a trading venue (XOFF)